SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received from B3 – Brasil, Bolsa, Balcão, Official Letter 1,526/2021-SLS, transcribed below, requesting clarification regarding news published in the press.

Transcript of Letter B3 1,526/2021-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Mrs. Elvira Baracuhy Cavalcanti Presta

Investor Relations Officer

Ref.: Request for clarification on news published in the press

Dear Sirs,

We request clarification, until 11/12/2021, on the news published by the Valor Econômico newspaper, on 11/11/2021, under the title "STJ releases Eletrobras from liabilities of R$ 11 billion", with your confirmation or not, as well as other information considered important.”

In response to the aforementioned demand, Eletrobras clarifies that the news in the newspaper is not suitable for the context of the judgment of the Motions for Clarification in the Motions of Dispute in Appeal in Special Appeal No. 790.288/PR, by the 1st Section of the Superior Court of Justice ("STJ"), on November 10, 2021.

The judgment deals with the dispute between the Company and the counterpart Decoradora Roma. More specifically, it concerns the criteria for the incidence of compensatory interest on the difference in monetary correction levied on credits owed by the Company as compulsory loan on electric energy (“ECE”), after the date of the meeting of conversion of said credits into preferred shares of Eletrobras.

The collegiate accepted the motion for clarification filed by Eletrobras, with modifying effects, to dismiss the motion for divergence of the counterpart Decoradora Roma Ltda, confirming, in this respect, Eletrobras' thesis that the credits were paid in accordance with its own legislation (Decree Law No. 1,512/76), so that the remunerative interest must be levied on the credits only until the date of the Extraordinary General Meetings – which converted the ECE credits into Company shares.

Finally, the discussion object of the decorator Roma's lawsuit and the estimated impact values for other similar lawsuits, in case of an unfavorable decision on the application of remunerative interest after the credits conversion meeting, had already been disclosed by Company in the Company Reference Form, 20 F and notes to the financial statements.

Rio de Janeiro, November 12, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.